Exhibit 99.3

Notice of Annual General Meeting of Shareholders of Kaspi.kz

The Board of Directors of JSC Kaspi.kz (KSPI LI & KSPI US) hereby announces the Annual General Meeting of Shareholders of JSC Kaspi.kz will be held on 08 April 2024 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

If a quorum is not met, a repeated Annual General Meeting of Shareholders will be held on 09 April 2024 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

Agenda of the Annual General Meeting of Shareholders:

1.
Approval of the agenda;
2.
Approval of JSC Kaspi.kz’s 2023 annual audited financial statements;
3.
Approval of the procedure to distribute JSC Kaspi.kz’s net income for the year 2023 and the amount of dividend per common share of JSC Kaspi.kz;
4.
Information on shareholders’ appeals on JSC Kaspi.kz and its officers’ actions and results of consideration thereof in 2023;
5.
Defining the term of office of the Board of Directors of JSC Kaspi.kz;
6.
Approval of the terms of JSC Kaspi.kz’s Members of the Board of Directors reimbursement of their expenses incurred while performing their duties;
7.
Appointment of the external auditor to review JSC Kaspi.kz’s financial statements.

The list of shareholders entitled to participate in the Annual General Meeting of Shareholders will be determined based on the shareholder register of JSC Kaspi.kz as at 23 February 2024.

The Board of Directors recommends 850 KZT dividend per common share for approval by the shareholders.

The proposed record date of shareholders list for dividends is 05 April 2024.

Kaspi.kz Annual General Meeting additional information

Following the announcement of our Annual General Meeting, due to take place on the 08 April 2024 and its agenda, please find below, additional information.

Agenda of the Annual General Meeting of Shareholders:

8.
Approval of the agenda;

Standard AGM item, under the law of Republic of Kazakhstan.

9.
Approval of JSC Kaspi.kz’s 2023 annual audited financial statements;

2023 annual audited financial statements available via ir.kaspi.kz

10.
Approval of the procedure to distribute JSC Kaspi.kz’s net income for the year 2023 and the amount of dividend per common share of JSC Kaspi.kz;

The Board of Directors recommends 850 KZT dividend per common share.

The proposed record date of shareholders list for dividends is 05 April 2024.

11.
Information on shareholders’ appeals on JSC Kaspi.kz and its officers’ actions and results of consideration thereof in 2023;

Standard AGM item, under the law of Republic of Kazakhstan. No appeals to consider.

12.
Defining the term of office of the Board of Directors of JSC Kaspi.kz;

Standard AGM item, under the law of Republic of Kazakhstan.

13.
Approval of the terms of JSC Kaspi.kz’s Members of the Board of Directors reimbursement of their expenses incurred while performing their duties;

Arrangements on indemnification of our board of directors, customary to a public company listed on a U.S. exchange.

14.
Appointment of the external auditor to review JSC Kaspi.kz’s financial statements;

The Board of Directors recommends Deloitte LLP perform the review of the financial statements of JSC Kaspi.kz for the 1st and 2nd quarters of 2024.

The list of shareholders entitled to participate in the Annual General Meeting of Shareholders will be determined based on the shareholder register of JSC Kaspi.kz as at 23 February 2024.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275